April 9, 2014

Via EDGAR

Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

RE:                           Iron Mountain Incorporated (the “Company”)

Form 10-K for the year ended December 31, 2013 (the “Form 10-K”)

Filed February 28, 2014

File No. 1-13045

Dear Ms. Cvrkel:

The purpose of this letter is to respond to your letter of March 31, 2014.  For your convenience, the original staff comments have been repeated in bold typeface, followed by our responses.

Note 2. Summary of Significant Accounting Policies

(g) Goodwill and Other Intangible Assets, page 82

1.              We note from the disclosure in footnote (1) to the table reflecting changes in your goodwill balance during the various periods presented in your financial statements that fair value and other adjustments made to goodwill in the amount of $8,522 during 2013 include $8,446 in net adjustments to property, plant and equipment, net customer relationships and deferred taxes as well as $76 of cash paid related to acquisitions made in previous years. Please tell us and revise the notes to your financial statements to explain in further detail the nature and timing of the changes in facts and circumstances, or new information received, that resulted in these fair value adjustments to goodwill during 2013. Your response should also indicate the date that these prior year acquisitions occurred and should explain why these adjustments to the fair values of the net assets acquired did not occur until 2013.

RESPONSE:

1.              During fiscal year 2013, in anticipation of the Company’s planned conversion to a real estate investment trust, the Company performed a robust analysis on our entire portfolio of tangible and intangible assets in order to ensure that the Company had appropriately accounted for all basis differences between book and tax. This analysis was facilitated by the successful implementation of a new software solution which provided us with enhanced capability in tracking our deferred income tax attributes. Based on this analysis, the Company identified certain basis differences, primarily associated with property, plant and equipment and customer relationship intangible assets acquired in prior period acquisitions within our North American Business segment, for which deferred income tax liabilities had not been appropriately recognized in purchase accounting.

As a result, in the fourth quarter of 2013, the Company recognized an increase in goodwill of approximately $8.7 million, offset by an increase in deferred income tax liabilities of approximately $8.7 million (inclusive of both federal and state deferred tax liabilities), reflecting the amount of deferred income tax liabilities that should have been recognized in the initial purchase accounting of the acquisitions. As these unrecognized deferred income tax liabilities pertained to acquisitions for which the one year measurement period had expired, the Company concluded, in the fourth quarter of 2013, that these adjustments represented errors in the accounting for these respective business combinations, and, accordingly, evaluated these errors in accordance with Accounting Standards Codification No. 250 and Staff Accounting Bulletin Topic 1.M.1.

Following a qualitative and quantitative analysis, the Company concluded that our prior period financial statements were not materially misstated as a result of these errors and, therefore, a restatement of prior period financial statements was not required. Additionally, the Company assessed the impact of correcting these errors within the current period consolidated balance sheet and concluded that correcting these errors in the current period would not cause a material misstatement of our 2013 financial statements. Accordingly, the Company corrected these errors during the fourth quarter of 2013. The Company notes that the $8.7 million increase to goodwill and the $8.7 million increase to deferred income tax liabilities represented less than 0.5% of the Company’s consolidated total assets and total liabilities, respectively, as of December 31, 2013.

In addition to the adjustments discussed in the preceding paragraphs, during 2013 the Company recorded certain other adjustments to goodwill pertaining to prior period acquisitions, including a $0.4 million reduction to goodwill primarily associated with an adjustment made, within the one year measurement period and based on new information received, to the fair value of the customer relationship intangible asset recognized as part of the acquisition of Grupo Store in April 2012, as well as $0.1 million of additional cash paid for prior period acquisitions, primarily associated with an acquisition within our North American Business segment completed in the fourth quarter of 2012.

In response to the staff’s comment, the Company will revise this disclosure when it appears in future filings to read as follows:

“Total fair value and other adjustments primarily consists of an $8,723 increase in goodwill associated with acquisitions completed in prior years with a related increase in deferred income tax liabilities, representing corrections to purchase accounting for basis differences associated with property, plant and equipment, net and customer relationship intangible assets acquired in those acquisitions which should have been, but were not, accounted for in the original allocation of purchase price.”

Note 5. Selected Consolidated Financial Statements of Parent, Guarantors, Canada Company and Non-Guarantors, page 106

2.              We note from the disclosure in the last paragraph on page 107 that in July 2013, certain of Canada Company’s operating subsidiaries (the “Amalgamated Entities”), were amalgamated into Canada Company and as part of your proposed conversion to a real estate investment trust, Canada Company contributed certain assets and liabilities into two newly-formed wholly owned entities (the “Canadian Subsidiaries”). We also note that the assets, liabilities, equity, results of operations and cash flows of the Amalgamated Entities, previously presented within the Non-Guarantors column, are now presented within the Canada Company column. We further note that the assets, liabilities, equity, results of operations and cash flows of the Canadian Subsidiaries, previously presented within the Canada Company column, are now presented within the Non-Guarantors column. Please tell us and revise the notes to your financial statements to explain how the July 2013 transactions and the related revisions made to the condensed consolidating information for the parent guarantors, Canada company and the non-guarantors, impacted the amounts presented for Canada Company and non-Guarantors in 2011 and 2012.

RESPONSE:

2.              As disclosed in the first paragraph on page 107 of the Form 10-K, “In the normal course of business we periodically change the ownership structure of our subsidiaries to meet the requirements of our business. In the event of such changes, we recast the prior period financial information within this footnote to conform to the current period presentation in the period such changes occur.”

Accordingly, as a result of the amalgamation of certain subsidiaries of Iron Mountain Canada Operations ULC (“Canada Company”) and the subsequent contribution of certain assets and liabilities by Canada Company into two newly-formed wholly owned subsidiaries that occurred in July 2013, the Company recast the prior period financial information (including the consolidated balance sheets for 2012, as well as the consolidated statements of operations and consolidated statements of cash flows for 2011 and 2012, respectively) within Note 5. Selected Consolidated Financial Statements of Parent, Guarantors, Canada Company, and Non-Guarantors in order to conform to the presentation of this information as of December 31, 2013. The Company believes that this restated presentation appropriately portrays the historical financial results of our subsidiaries based on their designation as guarantors or non-guarantors as of December 31, 2013.

************************************************************************

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the content of this letter, please do not hesitate to contact me.

Sincerely,
IRON MOUNTAIN INCORPORATED

By:	/s/ Roderick Day
Roderick Day
Executive Vice President and Chief Financial Officer